FORM 4                                            ------------------------------
                                                            OMB APPROVAL
                                                  ------------------------------
                                                  OMB Number:          3235-0287
                                                  Expires:     December 31, 2001
                                                  Estimated average burden
                                                  hours per response ....... 0.5
                                                  ------------------------------

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[X] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

(Print or Type Response)
________________________________________________________________________________
1.   Name and Address of Reporting Person*

YEVICH                          ROBERT              H.
--------------------------------------------------------------------------------
(Last)                           (First)             (Middle)

ONE WORLD FINANCIAL CENTER
--------------------------------------------------------------------------------
                                    (Street)

NEW YORK                         NEW YORK             10281
--------------------------------------------------------------------------------
(City)                           (State)              (Zip)


________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol


TUCKER ANTHONY SUTRO (TA)
________________________________________________________________________________
3.   IRS or Identification Number of Reporting Person (Voluntary)



________________________________________________________________________________
4.   Statement for Month/Year


OCTOBER 2001
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)


________________________________________________________________________________
6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     [X]  Director                             [_]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)

                      -----------------------------------
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check Applicable Line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by More than One Reporting Person
________________________________________________________________________________


================================================================================
           TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF,
                             OR BENEFICIALLY OWNED
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (Month/Day/    Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
                                       Year)
------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------
COMMON STOCK                         10/31/01        D        V      87,200      D      $24.00     0            D
------------------------------------------------------------------------------------------------------------------------------------
COMMON STOCK                         10/31/01        D        V       3,247      D      $24.00     0            I       Retirment
                                                                                                                        Accounts
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

*    If the Form is filed by more than one Reporting Person, see Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Response)

                                                                          (Over)
                                                                 SEC 1474 (3-99)

TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
         (e.g., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

================================================================================

                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------
TIME VESTED         $5.50    10/31/01  D              14,699   (2)    1/31/07   COMMON   14,699   $18.50    0        D
STOCK OPTIONS                                                                   STOCK
(1)
------------------------------------------------------------------------------------------------------------------------------------
COMPANY PERFORMANCE $5.50    10/31/01  D              29,842   (3)    5/31/06   COMMON   29,842   $18.50    0        D
STOCK OPTIONS                                                                   STOCK
------------------------------------------------------------------------------------------------------------------------------------
TIME VESTED         $12.1875 10/31/01  D              18,750   (4)    2/09/10   COMMON   18,750   $11.8125  0        D
STOCK OPTIONS                                                                   STOCK
(1)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

<F1>
Explanation of Responses:
(1) These stock options were settled for cash effective October 31, 2001, the effective date of the merger of Bluebird Merger Subsidiary, Inc. ("Bluebird"), an indirect, wholly owned subsidiary of Royal Bank of Canada, a Canadian chartered bank ("RBC"), with and into Tucker Anthony Sutro, pursuant to an Agreement and Plan of Merger, dated August 1, 2001, as supplemented on October 29, 2001, among RBC, Bluebird, and Tucker Anthony Sutro.

(2) Of the 14,699 Time Vested Stock Options, 80% vested prior to 10/31/01 and the final 20% vested on 10/31/01

(3) Of the 29,842 Company Performance Stock Options, 61% vested prior to 10/31/01 and the final 39% vested on 10/31/01

(4) Of the 18,750 Time Vested Stock Options, 33% vested prior to 10/31/01 and the final 67% vested on 10/31/01



    /s/ Robert H. Yevich                                      11/8/01
   ---------------------------------------------           ---------------------
   **Signature of Reporting Person                             Date



** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
       SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, SEE Instruction 6 for procedure.


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